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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 23 March 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	23 March 2004
Number	17/04

BHP BILLITON APPROVES RAVENSTHORPE YABULU

INTEGRATED NICKEL PROJECT

BHP Billiton today announced approval for the development of the Ravensthorpe Project and related expansion of the Yabulu Nickel Refinery in Australia.

The combined project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe, Western Australia and the expansion of the QNI Yabulu Refinery near Townsville in Queensland. The capital cost for the combined project is expected to be US$1.4 billion, with a capital intensity of approximately US$12.7/lb of annual nickel production.

The Ravensthorpe processing plant will employ an Enhanced Pressure Acid Leach (EPAL) hydrometallurgical process, which is a combination of pressure acid leach and atmospheric leach, producing a mixed nickel and cobalt hydroxide intermediate product (MHP). The MHP will contain up to 50,000 tonnes per annum (tpa) nickel and 1400tpa cobalt and will be packaged and shipped through the Port of Esperance to Townsville for final refining at the QNI Yabulu Refinery.

The project will increase nickel production capacity from the expanded Yabulu Refinery by more than 140% from 31,200tpa to an estimated 76,000tpa, with the life of the refinery being extended by approximately 25 years.

President Stainless Steel Materials Chris Pointon said: "The proven benefits of the combined processes, together with nearly 30 years of expertise developed at QNI, make the project technically and economically robust."

"The project is designed to enable optimal utilisation of all ore types within the Ravensthorpe resource. The refinery element of the process is a brownfield expansion of the existing, proven Yabulu nickel and cobalt refinery, meaning risks traditionally associated with a new project are substantially reduced," Mr Pointon said.

He said the project was the next major step in BHP Billiton's global nickel growth strategy since the successful Cerro Matoso Line 2 expansion in Colombia, delivered three months ahead of schedule and under budget.

New production will boost BHP Billiton's combined nickel production capacity from its Australian and Colombian operations from 85,000tpa to more than 130,000tpa by 2007. Cobalt production will increase from 2000tpa to 3400tpa. It will significantly lower unit production costs.

"We believe the key strengths of the combined project - low mining costs, high leach plant feed grade, and a world-class refining circuit - gives it the best risk/reward profile for a laterite project anywhere in the world," Mr Pointon said.

"The Ravensthorpe project will further reinforce our position as one of the largest global suppliers of finished nickel and cobalt products."

He said new production would help meet the continued structural shortfall in world nickel supply and strong demand beyond the current nickel cycle.

Construction is expected to commence in Ravensthorpe and Yabulu by late 2004, with first nickel metal production from the expanded Yabulu refinery expected in late 2007.

Forward-looking statements

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 23 March 2004